February 3, 2009

VIA EDGAR AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 14, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 File No. 000-32647

Dear Mr. Spirgel:

On January 9, 2009, we responded to the comments contained in a letter dated December 11, 2008 (the “First Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission). We subsequently received a letter with follow-up comments from the Commission dated January 22, 2009 (the “Second Comment Letter”) that requested a response from us by February 5, 2009.

We want to be thorough in our reply to you, but we are currently involved in the year-end field work with our independent auditors. I spoke with Mr. Michael Henderson today and he allowed me to extend our response deadline to February 19, 2009.

I thank you for your consideration during this busy time for us.

Best regards,

/s/Bruce D. Herman

Chief Financial Officer